Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended March 31,
	2015		2014
Earnings:
Income (loss) before income taxes	$10.1		$43.0
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(2.4)		0.3
Fixed charges	35.7		39.0
Earnings	$43.4		$82.3
Fixed charges:
Interest expense, including debt discount amortization	$28.2		$30.4
Amortization/writeoff of debt issuance costs	1.3		2.1
Portion of rental expense representative of interest factor (assumed to be 33%)	6.2		6.5
Fixed charges	$35.7		$39.0
Ratio of earnings to fixed charges	1.2	x	2.1	x
Amount of earnings deficiency for coverage of fixed charges	$—		$—